

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Joshua H. DeRienzis
General Counsel
RTI Surgical Holdings, Inc.
520 Lake Cook Road, Suite 315
Deerfield, IL 60015

> **Re:** **RTI Surgical Holdings, Inc.**
> **Form 8-K**
> **Exhibit No. 2.1**
> **Filed January 15, 2020**
> **File No. 001-38832**

Dear Mr. DeRienzis

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance